FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 4, 2003

PARAMOUNT ENERGY TRUST

(Translation of registrant's name into English)

SUITE 500, 630 - 4 AVENUE SW, CALGARY, AB  T2P 0J9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

•

The following documentation is being submitted herewith:

a)

Press Release dated June 4, 2003

PRESS RELEASE

PARAMOUNT ENERGY TRUST ADVISES OF POTENTIAL IMPACT OF EUB GB 2003-16

June 4, 2003. Paramount Energy Trust ("PET" or the "Trust") (TSX - PMT.UN) advises that late yesterday the Alberta Energy and Utilities Board (the "EUB") released General Bulletin 2003-16 ("GB 2003-16"), announcing a proposed change in policy respecting gas production from the Wabiskaw and McMurray Formations in the Athabasca Oil Sands Area.  The general bulletin provides a description of the policy it proposes to implement, outlines a deadline for written submissions of June 26, 2003 with respect to the proposed policy and provides notification of a two day consultation meeting with interested parties beginning July 3, 2003, at which time the Trust will be afforded 45 minutes to speak to its own submissions and those of other interested parties.  Following these additional consultation steps and consideration of any evidence put forward, the EUB will issue its new policy.

The proposed policy contemplates the shut-in of all Wabiskaw-McMurray gas production, without benefit of public hearing, within a 5.5 million acre area in Northeastern Alberta.  This area contains thousands of producing gas wells, representing billions of dollars of investment and value to both producing companies and the Province of Alberta through royalties and taxes.  The shut-in could also affect the employment of thousands of Albertans both directly and in the related service sector. The Trust is at risk of having a net 20 to 44 MMcf/d of natural gas production affected, representing approximately 23 to 50 percent of its current production, following a proposed shut-in on August 1, 2003.  This range is established by the uncertainty in the treatment of wells which lie outside a new application area but have designated Pool Orders which overlap the new boundary.  Although submissions were made May 12, 2003 in accordance with GB 2003-12, thus far it appears that the EUB has given little merit to the 16 submissions from both gas and bitumen producers in developing the proposed policy.

According to the proposed policy, after the shut-in has been implemented the EUB will complete a detailed review of shut-in gas production to determine what, if any, gas should be allowed to re-commence production.  Applying the vague criteria established by Decision 2003-23 and the criteria for approval of new production under ID 99-1, a significant percentage of the Trust's shut-in production could recommence after that review, although no assurance can be given in that regard.  In addition, information from the Surmont Experimental SAGD Project will be available publicly on July 31, 2003.  This information will be critical in assessing the additional gas which may also come back on production as additional criteria are established which identify where gas production will not likely impact bitumen recovery, or indeed if any natural gas need be shut-in at all to protect bitumen conservation.  The Trust believes that shutting in gas which could eventually be approved for production (as it meets the current criteria for production under ID 99-1 and Decision 2002-23) could result in significant compensation being required to cover any damages created by shut-in prior to a fair and reasonable review, particularly in this period of unprecedented gas prices created by the current natural gas supply shortfall.

In previous instances where natural gas production has been shut-in by the EUB, affected producers have secured compensation from the Government of Alberta generally representing less than half the value of the gas and with such payments occurring over three years after the shut-in occurred.  The Trust will continue to review the impact of GB 2003-16 on its operations and production, including a review and consideration of all manners of possible recourse to overturn or revise such proposal. If such efforts prove unsuccessful, the Trust will seek compensation from the appropriate parties for any resulting loss in revenues and other damages.

Paramount Energy Trust views GB 2003-16 as dictatorial, oppressive and with scant regard to the effort of entities which have spent billions of dollars to explore and develop gas reserves on lands under Crown lease.  Swift action is required to prevent the implementation of the proposed GB 2003-16 policy or provide full and timely compensation for the shut-in gas reserves and production in order to restore investor confidence in the Alberta energy industry and economy.

GB 2003-16 also announces the immediate implementation of a reduced Wabiskaw and McMurray gas production application area.  The effect of this change is that any outstanding gas production applications outside the amended application area will be closed and returned to the applicant.  This provides for the immediate commencement of an additional four to five MMcf/d of production net to PET in the Ells and Legend East fields.  In addition, new applications for gas production will only be required within the new application area or where wells encounter Wabiskaw-McMurray gas pools which overlap the application area boundary.

Based on the Trust's preliminary analysis of GB 2003-16, if the proposed policy is implemented, up to 46 MMcfd could be ordered shut-in on August 1, 2003 for an indefinite period of time and an additional 3 MMcf/d may not be approved for new production.  This amount will be offset by an additional four to five MMcf/d that will be brought-on stream effective immediately.  PET will continue to inform the public of material developments as they are disclosed to the Trust.

PET will hold a conference call at 9 a.m. Mountain Standard Time to answer any questions with respect to this press release.  To participate dial 1-866-834-7685 and when prompted enter the 7 digit access code 269-6334 followed by the # key.  GB 2003-16 can be viewed online at the EUB's website http://www.eub.gov.ab.ca/bbs/ils/gbs/pdf/gb2003-16.pdf.

This news release contains forward-looking information. Implicit in this information, particularly in respect of cash distributions, are assumptions regarding natural gas prices, production, royalties and expenses which, although considered reasonable by PET at the time of preparation, may prove to be incorrect.  These forward-looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes in PET's plans, changes in commodity prices, general economic, market and business conditions, changing regulatory and other requirements as well as production, development and operating performance and other risks associated with oil and gas operations.   There is no guarantee by PET that actual results achieved will be the same as those forecast herein.

Paramount Energy Trust is a natural gas-focussed Canadian energy trust.  PET's Trust Units are listed on the Toronto Stock Exchange under the symbol "PMT.UN".  Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp, administrator of Paramount Energy Trust
Susan L. Riddell Rose President and Chief Operating Officer or Cameron R. Sebastian Vice President, Finance and CFO or
Gary C. Jackson Vice President, Land, Legal and Acquisitions Telephone: (403) 269-4400 Fax: (403) 269-6336 Email: info@paramountenergy.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PARAMOUNT ENERGY TRUST

By its Administrator PARAMOUNT

ENERGY OPERATING CORP.

(Registrant)

By:/s/ Susan L. Riddell Rose

 (Signature)

Susan L. Riddell Rose

President & COO

Date:  June 4, 2003